                                              Filed Pursuant to Rule 424(b)(5)
                                                 Registration No. 333-37067
                                                                  333-68711
PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED OCTOBER 24, 1997)

                                3,000,000 SHARES

                   DEVELOPERS DIVERSIFIED REALTY CORPORATION

                                 COMMON SHARES

                            ------------------------

     We are a fully integrated real estate company that develops, acquires, owns and manages shopping centers. We operate as a real estate investment trust for federal income tax purposes, and we are self-administered and self-managed. We are offering and selling 3,000,000 common shares with this prospectus supplement and the accompanying prospectus. We will receive the proceeds from the sale of the common shares. Our common shares are listed on the New York Stock Exchange under the symbol "DDR". The last reported sale price for the common shares on December 10, 1998 was $18 9/16 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE S-3 OF THIS PROSPECTUS SUPPLEMENT FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

                                                          PER SHARE              TOTAL
                                                          ---------           -----------
Public Offering Price...................................  $18.5625            $55,687,500
Underwriting Discount...................................      $.95             $2,850,000
Proceeds, before expenses, to Developers Diversified
  Realty Corporation....................................  $17.6125            $52,837,500

     The underwriters may also purchase up to an additional 450,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The common shares will be ready for delivery in New York, New York on or about December 15, 1998.

                            ------------------------

MERRILL LYNCH & CO.
                       PRUDENTIAL SECURITIES INCORPORATED
                                                            SALOMON SMITH BARNEY

                            ------------------------

          The date of this prospectus supplement is December 10, 1998.

                               TABLE OF CONTENTS
                                                                            PAGE
                             PROSPECTUS SUPPLEMENT

Forward-Looking Information.................................   S-3
Risk Factors................................................   S-3
The Company.................................................   S-4
Recent Developments.........................................   S-5
Summary Selected Consolidated Financial Data................   S-6
Use of Proceeds.............................................   S-8
Price Range of Common Shares and Distributions..............   S-8
Certain Federal Income Tax Considerations...................   S-8
Underwriting................................................   S-9

                                   PROSPECTUS

Available Information.......................................    2
Incorporation of Certain Documents by Reference.............    2
The Company.................................................    3
Use of Proceeds.............................................    3
Description of Debt Securities..............................    3
Description of Preferred Shares.............................   20
Description of Depositary Shares............................   26
Description of Common Shares................................   30
Description of Common Share Warrants........................   32
Certain Anti-Takeover Provisions of Ohio Law................   32
Federal Income Tax Considerations...........................   33
Ratios of Earnings to Fixed Charges.........................   41
Plan of Distribution........................................   42
Experts.....................................................   43
Legal Matters...............................................   43

                            ------------------------

     You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     The information in this prospectus supplement may not contain all the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. All references to "we," "us" or the "Company" in this prospectus supplement and the accompanying prospectus mean Developers Diversified Realty Corporation and all entities owned or controlled by Developers Diversified Realty Corporation, except where it is made clear that the term means only the parent company.

                          FORWARD-LOOKING INFORMATION

     This prospectus supplement and the accompanying prospectus include and incorporate by reference forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "plan," "estimate," "project" or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Actual results could differ materially from those in forward-looking statements due to, among other reasons, the factors described under the caption "Risk Factors" herein. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

     Prospective investors should carefully consider, among other factors, the matters described below before purchasing common shares in this offering.

THERE ARE RISKS INHERENT IN OUR REAL ESTATE INVESTMENTS

     The Economic Performance and Value of Our Centers Depends on Many Factors. The economic performance and value of our real estate holdings can be affected by many factors including the following:

          X changes in the national, regional and local economic climate;

          X local conditions such as an oversupply of space or a reduction in demand for real estate in the area;

          X the attractiveness of our properties to tenants;

          X competition from other available space; and

          X increased operating costs.

     Our Real Estate Development Activities May Not Be Completed or Be Profitable. We intend to continue to actively pursue shopping center development projects, including the expansion of existing centers. Our current projects generally require the expenditure of capital and various forms of government and other approvals. We cannot be sure that we will receive such necessary government and other approvals. Consequently, we cannot be sure that any such projects will be completed, even after the expenditure of capital, or that such projects will prove to be profitable.

     We Depend on Rental Income from Real Property. Substantially all of our income is derived from rental income from real property. As a result, our income and funds for distribution would be negatively affected if a significant number of our tenants were unable to meet their obligations to us or if we were unable to lease a significant amount of space in our properties on economically favorable lease terms. We cannot be sure that any tenant whose lease expires in the future will renew such lease or that we will be able to re-lease space on economically advantageous terms.

     Our Real Estate Investments Contain Environmental Risks. Under various federal, state and local laws, ordinances and regulations, we may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances. As a result, we may become liable for the costs of removal or remediation of certain hazardous substances released on or in our property. We may also be liable for other potential costs that could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). We may incur such liability whether or not we knew of, or were responsible for, the presence of such hazardous or toxic substances.

WE RELY ON MAJOR TENANTS

     As of October 1, 1998, the annualized base rental revenues from Wal-Mart and Kmart stores represented 5.8% and 4.2%, respectively, of the aggregate annualized shopping center base rental revenues from the properties we owned or had an interest in. These percentages include anchor tenant leases signed as of October 1, 1998 relating to approximately 320,000 square feet, under which some of the tenants have not yet occupied the subject space or commenced rental payments.

     We could be adversely affected in the event of the bankruptcy or insolvency of Wal-Mart or Kmart, or a significant downturn in the business of Wal-Mart or Kmart. In addition, we could be adversely affected in the event that either Wal-Mart or Kmart does not renew its leases as they expire.

     We could also be adversely affected in the event of a downturn in the business of other major tenants. However, as of October 1, 1998, we received no more than 2.7% of our shopping center base rental revenues from any other single tenant.

OUR ARTICLES OF INCORPORATION CONTAIN LIMITATIONS ON ACQUISITION AND CHANGE IN CONTROL

     Our Articles of Incorporation impose certain restrictions on the ownership of our common shares so that we can maintain our qualification as a real estate investment trust. Such restrictions are likely to discourage third parties from acquiring control of us without consent of our Board of Directors even if a change in control were in the interest of shareholders.

THERE IS NO LIMITATION IN OUR ORGANIZATIONAL DOCUMENTS ON THE INCURRENCE OF DEBT

     We intend to continue to maintain a conservative debt capitalization with a ratio of debt to total market capitalization (the sum of the aggregate market value of the Company's common shares, the liquidation preference on any preferred shares outstanding, and the Company's total indebtedness) of less than 50%. However, our organizational documents do not contain any limitation on the amount or percentage of indebtedness we may incur. Despite this lack of limitation, the indenture and credit agreements that govern certain of our outstanding indebtedness do contain limits on our ability to incur additional indebtedness.

THERE WOULD BE AN ADVERSE IMPACT ON OUR DISTRIBUTIONS IF WE FAILED TO QUALIFY AS A REIT

     Since our initial public offering in February 1993, we have operated in a manner to qualify as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). We intend to continue to operate in such a manner so we continue to qualify as a REIT under the Code. Although we believe that we will continue to operate in such a manner, we cannot be sure that we will remain qualified as a REIT. If we were to fail to qualify as a REIT in any taxable year, we would not be allowed a deduction for distributions to shareholders in computing taxable income. We would also be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates.

                                  THE COMPANY

     We are a self-administered and self-managed REIT that was formed in November 1992 by the principals of the entities comprising the Developers Diversified Group ("DDG") to continue the business of DDG by acquiring, developing, redeveloping, owning, leasing and managing shopping centers and business centers. We believe that our portfolio of shopping center properties is one of the largest (measured by amount of total gross leasable area ("GLA")) currently held by any publicly traded REIT. At October 1, 1998, we owned or had an interest in:

             X 159 shopping centers (the "Properties"), encompassing
               approximately 40.4 million square feet of GLA, of which we own
               32.1 million square feet; and

             X several parcels of undeveloped land for future development which are typically located adjacent to shopping centers we own.

     In addition to the properties we own or in which we have an interest, we manage 22 properties owned by third parties containing an aggregate of approximately 2.4 million square feet of GLA.

     Our shopping center properties are located in 35 states, principally in the East and Midwest, with significant concentrations in Ohio, Florida, Utah, Michigan and North Carolina.

                              RECENT DEVELOPMENTS

     We have entered into a definitive agreement to make a series of strategic investments in American Industrial Properties ("AIP"). AIP's common shares are listed on the New York Stock Exchange under the symbol "IND". Under the terms of a share purchase agreement effective July 30, 1998, we purchased 949,147 newly issued common shares of AIP for approximately $14.7 million. Under the terms of a separate agreement, also effective as of July 30, 1998, we acquired an additional 1,258,471 newly issued AIP shares in exchange for five light industrial properties valued at approximately $19.5 million. Concurrent with entering into the agreements, AIP appointed Scott A. Wolstein as chairman of its Board of Trust Managers and three additional designees of the Company to newly created positions on its Board of Trust Managers.

     On November 20, 1998, the shareholders of AIP approved additional purchases by us of up to 5,226,583 newly issued shares of AIP for approximately $81.0 million. We purchased 2,815,192 of these additional shares for approximately $43.6 million on November 20, 1998 and another 606,452 of the additional shares for approximately $9.4 million on December 8, 1998. Combined, our acquired shares represent approximately 34% of AIP's total outstanding shares. Pursuant to the agreement, AIP may, under certain circumstances and subject to certain limitations, exercise a put right that would require us to purchase additional common or convertible preferred shares of AIP for a total amount not to exceed $200 million at a price not to exceed $15.50 and $14.00 per share, respectively. AIP can only exercise its right to put these additional shares for the purpose of financing property acquisitions approved by AIP's Board of Trust Managers.

     On November 19, 1998, we announced that we had increased the size of our primary unsecured line of credit to $375 million from $300 million. The revised line of credit continues to contain a competitive bid feature and bears interest at a rate equal to the London Interbank Offered Rate (LIBOR) plus 0.85%. This line of credit matures in May 2001.

     On November 19, 1998, we also announced that the eleven members of our executive committee, either through the exercise of previously granted stock options or the direct purchase of unissued shares had acquired 974,663 of our common shares. This acquisition of shares by the executive committee raised the ownership of our common shares by our senior management to 3.8% of our outstanding shares. A five-year personal loan program at market interest rates from First Chicago/Bank One financed the exercise of options and the purchase of unissued shares. Participants in the program are responsible for repayment of these personal loans and have fully indemnified us in light of our guarantee that the loans will be repaid.

     On December 9, 1998, we announced the private placement of $35 million of preferred equity securities and a warrant to purchase our common or preferred shares with AEW Targeted Securities Fund, L.P., an investment partnership managed by AEW Capital Management, L.P. ("AEW"). Our proceeds from this private placement were used to repay amounts outstanding on our unsecured lines of credit. These preferred equity securities are structured as 8.5% cumulative redeemable preferred units of DDRC Great Northern L.P., a partnership we control. AEW also has the option to convert its preferred units into our common shares at a price of $21 5/8 per share. The preferred units are redeemable by DDRC Great Northern L.P. after five years. In addition, if the warrant is exercised we have the right to redeem the preferred units. Generally, the warrant has a perpetual term, but will expire upon redemption of the preferred units.

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data for the Company. The following information should be read in conjunction with the Consolidated Financial Statements and notes thereto and Management's Discussion and Analysis, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and its Quarterly Report on Form 10-Q for the nine-month period ended September 30, 1998, incorporated by reference in this prospectus supplement.

                                                  NINE MONTHS
                                                     ENDED
                                                 SEPTEMBER 30,                      YEAR ENDED DECEMBER 31,
                                            ------------------------   --------------------------------------------------
                                                1998          1997       1997       1996       1995      1994      1993
                                            -------------   --------   --------   --------   --------   -------   -------
                                                                (IN THOUSANDS EXCEPT PER SHARE DATA)
Operating Data:
  Revenues from rental operations.........    $165,782      $120,992   $169,040   $130,905   $107,805   $81,974   $54,531
  Expenses:
    Rental operation expenses.............      43,023        33,055     47,017     35,123     28,069    22,802    16,863
    Depreciation and amortization.........      31,638        23,509     32,313     25,062     21,865    16,211    10,393
    Interest expense......................      41,917        25,460     35,558     29,888     29,595    21,423    15,060
                                              --------      --------   --------   --------   --------   -------   -------
        Total.............................     116,578        82,024    114,888     90,073     79,529    60,436    42,316
                                              --------      --------   --------   --------   --------   -------   -------
    Income from operations................      49,204        38,968     54,152     40,832     28,276    21,538    12,215
    Equity in net income (loss) of joint
      ventures............................      10,323         8,535     10,893      8,710        486      (186)     (347)
    Minority equity interests.............      (1,628)         (787)    (1,049)        --         --        --        --
    Gain (loss) on sales of real estate...         (36)        3,526      3,526         --        300        --       122
    Non-recurring charges(1)..............          --            --         --         --         --        --    (2,641)
                                              --------      --------   --------   --------   --------   -------   -------
    Income before extraordinary item......      57,863        50,242     67,522     49,542     29,062    21,352     9,349
    Extraordinary items(2)................        (882)           --         --         --     (3,557)     (216)     (731)
                                              --------      --------   --------   --------   --------   -------   -------
    Net income............................    $ 56,981      $ 50,242   $ 67,522   $ 49,542   $ 25,505   $21,136   $ 8,618
                                              ========      ========   ========   ========   ========   =======   =======
  Net income applicable to common
    shareholders..........................    $ 43,872      $ 39,592   $ 53,322   $ 35,342   $ 24,250   $21,136   $ 8,618
                                              ========      ========   ========   ========   ========   =======   =======
Per share data:(3)
  Earnings per share data -- Basic
    Income before extraordinary item......    $    .79      $    .78   $   1.03   $    .84   $    .74   $   .68   $   .41
    Net income............................    $    .78      $    .78   $   1.03   $    .84   $    .65   $   .67   $   .38
    Weighted average number of common
      shares..............................      56,500        50,844     51,760     42,294     37,560    31,612    22,766
  Earnings per share data -- Diluted
    Income before extraordinary item......    $    .76      $    .77   $   1.03   $    .84   $    .74   $   .67   $   .41
    Net income............................    $    .75      $    .77   $   1.03   $    .84   $    .64   $   .67   $   .38
    Weighted average number of common
      shares..............................      57,855        51,872     52,124     42,372     37,818    31,832    22,788
  Cash distributions per common share.....    $  .9825      $   .945   $   1.26   $   1.20   $   1.08   $   .96   $   .71
Supplemental information:
  Funds From Operations(4)
    Net income applicable to common
      shareholders........................    $ 43,872      $ 39,592   $ 53,322   $ 35,342   $ 24,250   $21,136   $ 8,618
    Depreciation and amortization.........      31,243        23,249     31,955     24,832     21,706    16,211    10,393
    Equity in net (income) loss of joint
      ventures............................     (10,323)       (8,535)   (10,893)    (8,710)      (486)      186       347
    Joint ventures Funds From
      Operations..........................      14,805        12,206     16,077     13,172      1,364       217       105
    Minority interest expense (OP
      units)..............................       1,411            --         10         --         --        --        --
    Loss (gain) on sales of real estate...          36        (3,526)    (3,526)        --       (300)       --      (122)
    Non-recurring and extraordinary
      items...............................         882            --         --         --      3,557       216     3,372
                                              --------      --------   --------   --------   --------   -------   -------
                                              $ 81,926      $ 62,986   $ 86,945   $ 64,636   $ 50,091   $37,966   $22,713
                                              ========      ========   ========   ========   ========   =======   =======
Income before interest, depreciation and
  amortization, gain (loss) on sales of
  real estate, equity in net income of
  joint ventures, minority equity
  interests, non-recurring charges and
  extraordinary items.....................    $122,759      $ 87,937   $122,023   $ 95,782   $ 79,736   $59,172   $37,668
Company GLA (square feet at end of
  period).................................      32,095        24,371     25,190     21,104     19,932    13,773    10,358
Percent of Company GLA leased.............        95.9%         96.0%      96.1%      94.8%      95.8%     97.2%     96.5%
Number of shopping center and business
  center properties (at end of period)....         159           121        123        112        113        91        76

---------------

(1) The non-recurring charges relate to costs incurred in connection with the transfer to the Company of its initial portfolio as part of the Company's initial public offering (primarily transfer taxes and title insurance costs).

(2) The extraordinary items relate to debt prepayment fees and write-off of deferred finance costs.

(3) Effective August 3, 1998, the Company executed a two-for-one stock split for shareholders of record on July 27, 1998. All per share information and number of common shares outstanding reflects the stock split. Earnings per share data is reflected for all years utilizing SFAS 128.

(4) Industry analysts generally consider funds from operations ("FFO") to be an appropriate measure of an equity REIT. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. FFO is defined generally as net income applicable to common shareholders excluding gains (losses) on sale of property, nonrecurring and extraordinary items, adjusted for certain non-cash items, principally real property depreciation and equity income
    (loss) from its joint ventures and adding the Company's proportionate share of FFO of its unconsolidated joint ventures, determined on a consistent basis. The Company calculates FFO in accordance with the foregoing definition, which is currently used by NAREIT. Certain other real estate companies may calculate funds from operations in a different manner.

                                                SEPTEMBER 30,                               DECEMBER 31,
                                          --------------------------   ------------------------------------------------------
                                              1998           1997         1997        1996       1995       1994       1993
                                          -------------   ----------   ----------   --------   --------   --------   --------
                                                                            (IN THOUSANDS)
Balance Sheet Data:
  Real estate, before accumulated
    depreciation........................   $1,857,746     $1,242,178   $1,325,742   $991,647   $848,373   $686,890   $459,049
  Real estate, net......................    1,665,984      1,078,625    1,154,005    849,608    728,333    586,839    375,183
  Advances to and investments in joint
    ventures............................      231,835        122,996      136,267    106,796     83,190      8,710      9,078
  Total assets..........................    1,986,705      1,230,753    1,391,918    975,126    830,060    611,116    395,942
  Total debt............................      975,178        523,569      668,521    478,432    405,726    394,435    184,534
  Shareholders equity...................      840,124        652,440      669,050    469,336    404,161    203,058    197,118
  Total Market Equity (1)...............    1,117,803      1,083,142    1,208,800    954,728    714,443    502,440    455,366

---------------

(1) Represents number of common shares and operating partnership units outstanding multiplied by the last reported sale price on the NYSE Composite Tape on the respective dates plus preferred shares at liquidation value.

                                  USE OF PROCEEDS

     We expect to receive net proceeds from the sale of the common shares of approximately $52.8 million (approximately $60.7 million if the underwriters' over-allotment option is exercised in full). We presently intend to use the net proceeds to reduce the outstanding balance on our unsecured lines of credit, which have been used to fund acquisitions, developments and expansions. Our unsecured lines of credit had an aggregate of $177.1 million outstanding on December 9, 1998, bearing interest at LIBOR plus 0.85%.

                 PRICE RANGE OF COMMON SHARES AND DISTRIBUTIONS

     Our common shares are listed on the New York Stock Exchange under the symbol "DDR". The following table sets forth the high and low sale prices of our common shares for certain periods and the distributions paid per share during those periods. All share price and distribution information has been adjusted to reflect the effect of the two-for-one split of our common shares which was effected in the form of a share distribution paid on August 3, 1998 to shareholders of record on July 27, 1998. The following table reflects the stock split. Our Board of Directors has declared a distribution on our common shares of $0.3275 per share payable to shareholders of record on December 18, 1998, which will be paid on or about January 4, 1999. Consequently, holders of common shares purchased in this offering will receive such distribution.

                                                             HIGH         LOW       DISTRIBUTIONS
                                                           --------    ---------    -------------
1996
     First Quarter.......................................  $15.6875    $ 14.0625       $  0.30
     Second Quarter......................................        16      14.0625          0.30
     Third Quarter.......................................   16.5625        15.25          0.30
     Fourth Quarter......................................    18.625      16.0625          0.30
1997
     First Quarter.......................................   19.3125       17.125         0.315
     Second Quarter......................................        20      17.9375         0.315
     Third Quarter.......................................    20.125       19.125         0.315
     Fourth Quarter......................................    20.625     18.65625         0.315
1998
     First Quarter.......................................    20.438       18.313        0.3275
     Second Quarter......................................    21.156        18.75        0.3275
     Third Quarter.......................................     20.50       16.375        0.3275
     Fourth Quarter (through December 10, 1998)..........     19.25       16.375            --

     The last reported sale price of our common shares on the New York Stock Exchange on December 10, 1998 was $18 9/16 per share. As of December 3, 1998, we had 426 registered holders of common shares.

     We have paid regular and uninterrupted distributions since our initial public offering in 1993. We intend to continue to declare quarterly distributions on our common shares. However, we cannot be sure about the amounts of future distributions because they depend on our cash flow from operations, earnings, financial condition, capital requirements and other factors that our Board of Directors believes are important.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     For a discussion of material federal income tax consequences applicable to distributions to shareholders and our election to be taxed as a REIT, see "Federal Income Tax Considerations" in the accompanying prospectus.

     Prospective purchasers should be aware that, as discussed in the accompanying prospectus, the recently enacted Taxpayer Relief Act of 1997 (the "1997 Act") altered the taxation of capital gain income. Under the 1997 Act, individuals, trusts and estates that hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals, trusts and estates that hold certain assets for more than one year but not more than 18 months may be taxed at a maximum long-term capital gain rate of 28% on the sale or exchange of those investments. The 1997 Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" for individuals, trusts and estates, special rules for "qualified 5-year gain" and other changes to prior law. The recently enacted Internal Revenue Service Restructuring and Reform Act of 1998 (the "IRS Restructuring Act"), however, reduced the holding period requirement established by the 1997 Act for the application of the 20% and 25% capital gain tax rates to 12 months from 18 months for dispositions of capital gain assets occurring after December 31, 1997. The 1997 Act provides the Internal Revenue Service with authority to issue regulations that could, among other things, apply these rates to dispositions of capital assets by "pass through entities" (including REITs such as the Company) and to dispositions of interests in "pass through entities." Neither the 1997 Act nor the IRS Restructuring Act changed the taxation of capital gains of corporations.

NEW WITHHOLDING REGULATIONS

     Subsequent to the date of the accompanying prospectus, final regulations dealing with withholding tax on income paid to foreign persons and related matters (the "New Withholding Regulations") were promulgated. In general, the New Withholding Regulations do not significantly alter the substantive withholding and information reporting requirements, but unify current certification procedures and forms and clarify reliance standards. For example, the New Withholding Regulations adopt a certification rule under which a foreign shareholder that wishes to claim the benefit of an applicable treaty rate with respect to dividends received from a U.S. corporation will be required to satisfy certain certification and other requirements. In addition, the New Withholding Regulations require a corporation that is a REIT to treat as a dividend the portion of a distribution that is not designated as a capital gain dividend or return of basis and apply the 30% withholding rules (discussed in the accompanying prospectus) with respect to the portion of the distribution designated by the REIT as a capital gain dividend. The New Withholding Regulations will generally be effective for payments made after December 31, 1999. Except for this paragraph, the discussion set forth in the accompanying prospectus under "Federal Income Tax Considerations -- Taxation of Foreign Stockholders" does not take the New Withholding Regulations into account. Prospective non-U.S. shareholders are urged to consult their own tax advisors with respect to the impact of the New Withholding Regulations.

OTHER TAX CONSEQUENCES

     We and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective purchasers of the common shares should consult their own tax advisors regarding the effect of state and local tax laws on an investment in us.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the terms agreement and related underwriting agreement, we have agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Prudential Securities Incorporated and Salomon Smith Barney Inc. as underwriters, and the underwriters have agreed to purchase from us, the amount of common shares set forth opposite their respective names below. The obligations of the underwriters are subject to certain conditions. The underwriters must purchase all of the shares if any are purchased.

                                                                 NUMBER
                        UNDERWRITER                             OF SHARES
                        -----------                             ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    1,000,000
Prudential Securities Incorporated..........................    1,000,000
Salomon Smith Barney Inc....................................    1,000,000
                                                                ---------
             Total..........................................    3,000,000
                                                                =========

     The underwriters have advised us that they propose initially to offer the common shares to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of $.50 per share. The underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     We have granted an option to the underwriters, exercisable during the 30-day period after the date of this prospectus supplement, to purchase up to an aggregate of 450,000 additional common shares at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option only to cover over-allotments, if any.

     The following table shows the per share and total underwriting discount we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 450,000 additional common shares.

                                                              WITHOUT         WITH
                                               PER SHARE      OPTION         OPTION
                                               ---------    -----------    -----------
Public Offering Price........................  $18.5625     $55,687,500    $64,040,625
Underwriting Discount........................      $.95      $2,850,000     $3,277,500

     We expect to incur expenses of approximately $65,000 in connection with this offering for Securities and Exchange Commission registration fees, legal fees, accounting fees, New York Stock Exchange listing fees and other expenses.

     Until the distribution of the common shares is completed, certain rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase our common shares. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the common shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common shares.

     If the underwriters create a short position in the common shares in connection with this offering (i.e., if they sell more common shares than are set forth on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position through the exercise of all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or if indemnification is not allowed, to contribute to payments the underwriters may be required to make because of those liabilities.

     We have agreed that for a period of 30 days from the date of this prospectus supplement we will not, without the prior and written consent of the underwriters, offer, sell or otherwise dispose of any common shares or any other security convertible into or exercisable for common shares (except pursuant to our stock option or dividend reinvestment plans and certain other agreements).

     The underwriters from time to time provide investment banking and financial advisory services to us. Prudential Securities Incorporated arranged the private placement of the shares that we purchased in AIP.

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                                3,000,000 SHARES

                   DEVELOPERS DIVERSIFIED REALTY CORPORATION

                          DEVELOPERS DIVERSIFIED LOGO

                                 COMMON SHARES

                ------------------------------------------------

                             PROSPECTUS SUPPLEMENT

                ------------------------------------------------

                              MERRILL LYNCH & CO.
                       PRUDENTIAL SECURITIES INCORPORATED
                              SALOMON SMITH BARNEY

                               DECEMBER 10, 1998

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